May 2017 Investor Presentation Issuer Free Writing Prospectus Dated May 18, 2017 Filed Pursuant to Rule 433 Registration No. 333-199442

Special Note Concerning Forward-Looking Statements This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to matters including, without limitation, the financial condition of First Busey Corporation (the “Company,” “First Busey” or “BUSE”), results of operations, plans, objectives, the future performance and business of First Busey. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and First Busey undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the strength of the local, national and international economy; (ii) changes in state and federal laws, regulations and governmental policies concerning the First Busey’s general business; (iii) changes in interest rates and prepayment rates of First Busey’s assets; (iv) increased competition in the financial services sector and the inability to attract new customers; (v) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vi) the loss of key executives or employees; (vii) changes in consumer spending; (viii) unexpected results of acquisitions (including the acquisition of Pulaski Financial Corp. and the planned mergers with First Community Financial Partners, Inc. and Mid Illinois Bancorp, Inc.); (ix) unexpected outcomes of existing or new litigation involving First Busey; (x) the economic impact of any future terrorist threats or attacks; (xi) changes in accounting policies and practices; and (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and its business, including additional factors that could materially affect its financial results, is included in First Busey’s filings with the Securities and Exchange Commission (the “SEC”). Registration Statement First Busey has filed a registration statement (File No. 333-199442) (including a base prospectus) and a related prospectus supplement dated May 18, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents First Busey has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the First Busey, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Sandler O’Neill & Partners, L.P. toll-free at 1-866-805-4128. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, or any related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Special Note Concerning Forward-Looking Statements & Registration Statement 2

Contents 3 Company Overview 4 Transaction Overview 8 Financial Summary 12 Loan Portfolio 18 Liquidity and Capital 21 Appendix 24

4 Company Overview 4

Provides the most comprehensive and innovative payment processing capabilities Solutions tailored for: online, mobile, walk-in, CSR, direct debit, lockbox, auto phone pay, VerID ~3,000 agent locations Provides premier wealth and asset management services for individuals and businesses. $5.4B AUC Illinois state chartered bank, organized in 1868 Bank offers full suite of diversified financial products and services for consumers and businesses ~50 branch locations, serving four state footprint First Busey Corporation Profile As of December 31, 2016 Source: SNL Financial and Company filings Company Overview Branch Map First Busey Corporation (“BUSE”) is a financial holding company headquartered in Champaign, Illinois, providing a full range of financial services to nearly 121,000 households, serving the following geographies: Illinois, Missouri, Indiana, and Florida Delivers a diverse range of financial services across primary operating businesses (commercial bank, wealth management, and retail payment processing). First Busey’s vision is focused around 4 pillars: Customers Associates Communities Shareholders First Busey works to preserve the Busey Legacy – a legacy of customer service, associate excellence, community involvement and expanding shareholder value. 5 Summary Regulatory Financials Primary Business Segments Commercial Banking Wealth Management Retail Payment Processing WEALTH MANAGEMENT St. Louis Indianapolis Champaign Bloomington Peoria Joliet Punta Gorda Florida This image cannot currently be displayed. $ in MMs 2014 2015 2016 Total Assets $3,666 $3,999 $5,425 Total Loans (Excl. HFS) 2,405 2,628 3,879 Total Deposits 2,901 3,289 4,374 Total Equity 434 373 594 NPL / Tot loans (excl. HFS) 0.4% 0.5% 0.6% NIM 3.2% 3.1% 3.4% ROAA 0.9% 1.0% 1.0% ROACE 9.1% 10.4% 9.6% First Busey Corporation

Strong asset quality and continued firm-wide commitment to upholding high standards of credit quality Sound enterprise risk management and corporate governance Periodic independent reviews of the loan portfolio by loan review and audit departments, and external 3rd parties NPL/Loans (excl. HFS) of 0.56% Diversified revenue sources, with an attractive portion of revenue derived from fee income sources Investment Highlights Established in 1868, with nearly 150 years of commitment to local communities and businesses Operating with ~ 50 branches across four states; Illinois, Missouri, Indiana, and Florida Fourth largest commercial bank based in Illinois; headquartered in Champaign, Illinois Attractive and diverse business strategy, with premier commercial bank, wealth management, and payment processing solutions for individuals and businesses Strong deposit mix – attractive core deposit to total deposit ratio Low cost of deposits Well-diversified approach to lending, with broadly diversified loan portfolio by category type and location Strengths in commercial & industrial lending, residential real estate, and commercial real estate lending GAAP and regulatory capital levels in excess of well-capitalized requirements Remains strongly core deposit funded, with a low loans to deposits ratio High quality, short duration securities portfolio and asset sensitive balance sheet Debt issuance to be used for general corporate purposes, including acquisition funding 6 Continue expansion in key geographic footprint and expand product and service offerings into newly acquired networks Grow organically, with community and relationship focused strategies to grow loans and deposits Continue to grow through disciplined and focused M&A; proven successful acquirer with two completed and two pending acquisitions since 2014 Attractive Franchise Sound Growth Strategy Deposit Mix Loan Mix Fee Platform Risk Capital / Liquidity Financial Data as of 12/31/2016 Note: All metrics exclude pending acquisitions (First Community and Mid Illinois)

Summary Terms of Proposed Debt Offering First Busey Corporation (“BUSE”) The Company expects to use the proceeds of the offering to finance a portion of the consideration for the mergers (First Community and Mid Illlinois), to pay related fees and expenses and to redeem certain of First Community’s outstanding subordinated debentures. Any remaining net proceeds from the offering will be used for general corporate purposes. 7 Senior Unsecured Notes Issuer Security Use of Proceeds Subordinated Notes (Tier 2 qualifying) BBB+ (Kroll Bond Rating Agency) Rating BBB (Kroll Bond Rating Agency) 5-year Maturity 10-year None, bullet Optional Redemption After 5-years, or i) change in tax laws prevents interest deductibility, ii) event occurs that prevents notes from being Tier 2 eligible, or iii) Company is required to register as investment company under Investment Company Act of 1940 Fixed Rate Structure Fixed-to-Floating Rate $35 million Expected Size $50 million U.S. Bancorp Investments, Inc. / Sandler O’Neill + Partners, L.P. // Stephens Inc. Joint Bookrunning Managers SEC Registered Format

4 First Community and Mid Illinois Overview of Transactions 8

In-market transaction; South Side has a 73% loan/deposit ratio and a complementary customer base and business mix South Side CEO expected to remain with First Busey post-closing Comprehensive due diligence completed; integration planning in process Busey has a long track record of successful integration and conversion Comprehensive due diligence process and thorough loan review completed FCFP has an experienced and deep management team which will assist in post-merger operations, integration, and market expansion Key executives and business producers, including the CEO and the head of commercial banking, expected to remain with BUSE post-close FCFP has a similar culture, which we believe will facilitate a successful integration process Franchise extension into attractive and contiguous markets Established commercial banking platform with cross-sale opportunities for all of BUSE product offerings, including wealth management Diversified and clean loan portfolio with strong commercial balances (C&I represented 28.5% of FCFP loans as of 12/31/2016) Quality franchise with an attractive deposit base, with >$1B in deposits (79% core deposits) 95-year old community bank with deep community ties that significantly enhances Busey’s presence in Peoria MSA with #3 pro forma deposit market share ranking (#2 in Peoria County) Achievable cost savings expected from operational efficiencies and significant branch overlap with Busey’s existing Peoria presence Attractive, low cost deposits provide funding for earnings asset opportunities generated across Busey’s footprint Strengthens Busey’s trust business to over $6 billion in assets under management Attractive earnings accretion of approximately 4.0% in 2018 (first full year pro forma) and 5.3% in 2019 (first full year of cost savings) Tangible book value dilution of approximately 2.5% and an earn back of approximately 3 years using the cross-over method 16%+ internal rate of return exceeds company cost of capital hurdles Leverages excess capital while allowing BUSE to retain strong regulatory capital ratios on a pro forma basis Attractive earnings accretion of $0.08 or approximately 4.3% in 2018 (with fully phased-in cost savings) Tangible book value dilution of approximately 1.7% with an earn back of less than 3 years (calculated using both cross-over and simple methods) Internal rate of return exceeds cost of capital hurdles Rationale of Transactions 9 Strategically Compelling Financially Attractive Low Risk FCFP MDLM FCFP MDLM FCFP MDLM Mid Illinois abbreviated to “MDLM”

First Community Financial Partners, Inc. (NASDAQ: FCFP) was formed as a bank holding company in 2006 Headquartered in Joliet, IL, and operates 9 branches across Southwest Chicago suburbs (Will, DuPage and Grundy counties) Offers a full suite of commercial and personal banking solutions Largest bank headquartered in Will County; 3rd leading community bank by deposit market share in Will County, a $12B deposit market¹ Combined four bank charters in 2013, creating a $867MM holding company Acquisition announced on 2/6/2017 10 Overview of Recent Acquisitions Overview of First Community Overview of Mid Illinois Financial Data as of 12/31/2016 Source: SNL Financial and company filings 1 Deposit market share data as of 6/30/2016 Profitability Metrics on LTM basis 2 Removes TDRs from NPAs Mid Illinois (South Side) has provided banking and financial services to the Peoria area community since 1922 Headquartered in Peoria, IL Top 3 market share with 13 branches in Peoria MSA Attractive, low cost deposit franchise with 73% loan/deposit ratio Established trust department with approximately $575 million of assets under management Wholly-owned subsidiary, Mid-Illinois Insurance, has been operating for 90 years Acquisition announced on 3/13/2017 Financial Highlights ($MM) Financial Highlights ($MM) Assets $665 ROAA 1.03% Net Loans $375 ROAE 8.40% Deposits $519 NIM 2.96% TCE / TA 11.91% NPAs / Assets 2 1.15% Assets $1,268 ROAA 1.00% Net Loans $982 ROAE 10.17% Deposits $1,083 NIM 3.50% TCE / TA 8.88% NPAs / Assets 2 0.52%

Transaction Terms & Details

	First Community	Mid Illinois (South Side[5])
Aggregate Deal Value / Consideration Mix / Transaction Financing	• $235.8MM • Approximately 90% stock and 10% cash for FCFP common shares[1] • $34.6MM cash consideration to be funded from avail. cash and existing borrowing capacity	• $133.4MM[6] • Approximately 70% stock and 30% cash[6] • Cash consideration to be funded through public debt issuance prior to close (no financing contingency)
Consideration Structure	• FCFP shares exchanged for 0.396 BUSE shares and $1.35 in cash • There will be a cap/dollar structure; if BUSE's 5-day VWAP of $29.31 increases >$35.90[2] or falls <$22.71[2] from signing date to determination date, then BUSE has option to adjust exchange ratio[3] • If the adj. to the exchange ratio requires BUSE to issue >19.9% of its then issued/ o/s shares, BUSE will have the right to adjust the exchange ratio so it will lose no more than 19.9% of its then issued/ o/s shares, and correspondingly increase the cash consideration	• Mid Illinois shares, in the aggregate, will be exchanged for 3.116 million BUSE shares and $40.5MM in cash • Shareholder cash/stock election, subject to proration
Pricing Multiples[2]	• Price / TBV: 198.4% • Price / LTM EPS[4]: 21.4x • Price / 2018 EPS + fully phased-in cost saves: 12.8x	• Price / TBV: 168% • Price / LTM Earnings: 19.6x • Price / LTM Earnings + A-T Cost Savings: 11.7x
Required Approvals & Anticipated Closing	• FCFP requires shareholder and regulatory approval • BUSE requires regulatory approval • Anticipated closing: mid-2017	• Mid Illinois shareholder and regulatory approval • First Busey regulatory approval • Anticipated closing: end of 3rd quarter 2017
Cost Savings & Restructuring Charges	• Readily achievable cost savings conservatively assumed to be 25% • One time pre-tax deal charges of $13.1MM (5.6% of agg. deal value)	• Cost savings est: 40% of Mid Illinois non-interest exp. base (~$7MM) • One time, pre-tax transaction-related charges of $10MM (143% of fully phased-in pre-tax cost savings)
Purch Acct Adj & Core Deposit Int.	• PAA: A 1.9% gross credit mark or $19.1MM • Core deposit intangibles: equal to 1.5% FCFP's non-time deposits, amortized over ten years using the sum of years digits method	• PAA: 2.0% gross credit mark ($7.6MM) | 0.7% net credit mark or $2.6MM (net of South Side's ALLL of $5.0MM) • Core deposit intangibles: equal to 1.5% of Mid Illinois' core deposits, amortized over ten years using the sum-of-years-digits method
Rev. Enhancements	• No revenue enhancements assumed	• No revenue enhancements assumed

[1] Includes consideration paid for restricted stock units, warrants, and other equity awards (using BUSE's 5-day VWAP of $29.31 as of 2/3/17)
[2] Based on determination of the price from the 5-day VWAP prior to signing and up/down 22.5%
[3] Refer to the Definitive Merger Agreement filed as an 8-K on February 6, 2017 for more details
[4] LTM net income adjusted for bargain purchase gain of $1.9MM and merger expenses of $1.0MM related to the Mazon State Bank acquisition per FCFP's 3Q16 10-Q
[5] South Side Trust & Savings Bank of Peoria corporate brand name is South Side Bank
[6] Based on BUSE closing price of $29.83 as of March 10, 2017

11

Busey

16 Financial Summary 12

Core Earnings Trend, Fee Revenue, and Expenses Core Earnings First Busey Corporation 13 $ in MMs $ $ $ Source: Company’s SEC filings 50.3 59.7 76.4 40.0 45.0 50.0 55.0 60.0 65.0 70.0 75.0 80.0 2014 2015 2016 First Busey 2016 2015 % Chg Net Interest Income $154.7 $111.8 38.3% Non-Interest Income 75.2 64.8 16.0% Core Revenue 229.8 176.6 30.1% Less: Loan Loss Provision 5.6 1.6 246.9% Less: NIE 147.9 115.3 28.2% Pre-tax, net inc 76.4 59.7 28.0% Net Interest Margin 3.42% 3.10% 10.3% Core Earnings 2016 2015 % Chg Fiduciary Activities (Trust Fees) $20.3 $20.4 -0.3% Commissions and brokers' fees 2.8 3.1 -8.3% Remittance processing 11.3 11.1 1.2% Deposit Service Charges 15.8 12.6 25.3% Other service charges and fees 7.5 6.5 15.1% Mortgage Revenue 12.0 7.2 66.8% Security Gains 1.2 0.4 224.2% Other Income 4.3 3.6 20.9% Non-Interest Income $75.2 $64.8 16.0% Non-Interest Income 2016 2015 % Chg Salary & Benefits $78.4 $63.5 23.4% Occupancy 11.6 8.7 33.7% Furniture and Equipment 6.6 5.0 32.9% Data Processing 20.6 12.9 59.5% Amortization of Intangible Assets 4.4 3.2 39.0% Regulatory Expense 2.9 2.4 21.3% Other Expenses 23.3 19.6 18.6% Total Non-Int. Expense 147.9 115.3 28.2% Efficiency Ratio 61.8% 62.8% -1.6% Non-Interest Expense

Net Interest Income / Margin Net Interest Income (NII) and Margin (NIM) 14 $ in MMs $ $ $ Source: Company’s SEC filings 101.6 111.8 154.7 3.15% 3.10% 3.42% 2.00% 2.20% 2.40% 2.60% 2.80% 3.00% 3.20% 3.40% 3.60% - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 200.0 2014 2015 2016 BUSE NII BUSE NIM

Historical Growth Total Assets ($ in Billions) Total Loans1 ($ in Billions) Total Deposits ($ in Billions) Total Equity ($ in Millions) 15 Source: Company’s SEC filings 1 Portfolio loans (excludes HFS), gross of allowance for loan losses $3.7 $4.0 $5.4 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 2014 2015 2016 First Busey $2.4 $2.6 $3.9 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 $4.5 2014 2015 2016 First Busey $2.9 $3.3 $4.4 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 $4.5 $5.0 2014 2015 2016 First Busey $434 $373 $594 $0 $100 $200 $300 $400 $500 $600 $700 2014 2015 2016 First Busey

Strong Trends in Financial Performance ROAA ROACE NIM Efficiency Ratio 16 Source: Company’s SEC filings 65.1% 62.8% 61.8% 60.0% 61.0% 62.0% 63.0% 64.0% 65.0% 66.0% 2014 2015 2016 First Busey 3.2% 3.1% 3.4% 2.5% 2.7% 2.9% 3.1% 3.3% 3.5% 2014 2015 2016 First Busey 0.9% 1.0% 1.0% 0.9% 0.9% 0.9% 0.9% 1.0% 1.0% 1.0% 1.0% 2014 2015 2016 First Busey 9.1% 10.4% 9.6% 8.0% 8.5% 9.0% 9.5% 10.0% 10.5% 11.0% 2014 2015 2016 First Busey

Investment Portfolio Security Type & Maturity 2 Maturity Breakdown 2 17 Source: Company’s SEC filings 1 Investment portfolio compositions based on fair value balances 2 Maturity breakout excludes mutual funds and other equity securities First Busey 12/31/16 1 The primary purposes of the investment portfolio include providing a source of liquidity, providing collateral for pledging purposes against public monies and repurchase agreements, serving as a tool for interest rate risk positioning and providing a source of earnings by deploying funds which are not needed to fulfill loan demand, deposit redemptions or other liquidity purposes. Due in 1Y Due in >1Y 5Y Due in >5Y 10Y Due in >10Y US Treasury 9.9% US Govt Corps & Agencies 10.4% State & Political Subdivisions 20.4% Residential MBS 39.8% Corporates 18.9% Mutual Funds & Other Equities 0.7% ?1Y 15.6% >1Y?5Y 39.9% >5Y?10Y 8.8% >10Y 34.2% US Treasury 40% US Govt Corps & Agencies 26% State & Political Subdivisions 33% Residential MBS 0% Corporates 1% State & Political Subdivisions 43% Residential MBS 53% Corporates 4% State & Political Subdivisions 1% Residential MBS 99% US Treasury 9% US Govt Corps & Agencies 16% State & Political Subdivisions 27% Residential MBS 2% Corporates 46%

20 Loan Portfolio 18

Well diversified loan portfolio; First Busey, First Community and Mid Illinois Loan Portfolio First Busey – 12/31/2016 First Community – 12/31/2016 Mid Illinois* - 12/31/2016 19 Source: Company’s SEC filings *Mid Illinois financials are at the bank level, South Side Bank Construction & Land 4.8% Residential Mortgage 26.4% Home Equity 5.2% Owner - Occupied CRE 12.9% Nonowner - Occupied CRE 17.0% Multifamily 10.0% C&I 15.7% Consumer, Farm & Other 7.9% Construction & Land 4.7% Residential Mortgage 13.2% Home Equity 4.6% Owner - Occupied CRE 18.6% Nonowner - Occupied CRE 24.3% Multifamily 3.7% C&I 28.5% Consumer, Farm & Other 2.4% Construction & Development 2.2% 1 - 4 Family 49.4% Commercial Real Estate 29.8% Multifamily 3.5% C&I 9.7% Consumer, Farm & Other 5.5%

Total = $21,423 (‘000s) Asset Quality by Asset Type – First Busey 90 Days Delinquent Loans Breakdown Non-Accrual Loans Breakdown 20 Total = $131 (‘000s) Source: Company’s SEC filings, as of December 31, 2016 1 Excludes accretable purchase accounting adjustments, non-posted, and clearings Commercial 28.2% Retail Real Estate 71.8% Commercial 54.5% Commercial Real Estate 24.1% Real Estate Construction 0.2% Retail Real Estate 20.9% Retail Other 0.2% Loan Type 1 ($MM) Pass Watch Special Mention Substandard Doubtful Total Commercial $826.2 $70.3 $27.0 $26.9 $11.7 $962.0 Commercial Real Estate 1,507.5 69.1 40.8 35.4 5.2 1,658.0 Real Estate Construction 134.6 39.9 8.0 1.0 0.0 183.6 Retail Real Estate 1,050.7 6.6 2.8 2.2 4.5 1,066.7 Retail Other 13.7 0.0 0.0 0.0 0.1 13.8 Total $3,532.6 $186.0 $78.6 $65.5 $21.4 $3,884.0

20 Liquidity and Capital 21

22 Deposit Composition * Mid Illinois financials are at the bank level, South Side Bank 1 Core deposits include transactional, MMDA, and time deposits <100k First Busey Sound deposit franchise with core deposits1 that represent approximately 92% of total deposits at December 31, 2016 Low cost of deposits of 0.23% (cost of interest bearing deposits) First Busey – 12/31/2016 Core Deposits1 / Total Deposits = 92% Core Deposits1 / Total Deposits = 79% Core Deposits1 / Total Deposits = 88% First Community – 12/31/2016 Mid Illinois* - 12/31/2016 Noninterest bearing 25.9% Int bearing demand, savings, MMDA 56.1% Retail Time 10.0% Jumbo Time 8.0% Noninterest bearing 22.9% Int bearing demand, savings, MMDA 46.9% Retail Time 9.7% Jumbo Time 20.5% Noninterest bearing 12.2% Int bearing demand, savings, MMDA 58.1% Retail Time 17.3% Jumbo Time 12.4%

Strong Capital Management Tier 1 Risk Based Ratio Total Risked Based Ratio 23 Tier 1 Leverage Ratio TCE/TA Ratio1 CET1 Ratio 1 Refer to slide 26, for non-GAAP reconciliation of Tangible Common Equity and Tangible Assets 18.7% 14.6% 14.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% 24.0% 2014 2015 2016 BUSE 17.4% 13.3% 12.9% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% 2014 2015 2016 BUSE 12.8% 10.1% 10.5% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% 2014 2015 2016 BUSE 12.5% 11.5% 11.2% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% 15.0% 2014 2015 2016 BUSE 9.2% 8.7% 9.1% 7.0% 7.5% 8.0% 8.5% 9.0% 9.5% 10.0% 2014 2015 2016 BUSE

20 Appendix 24

Leadership Biographies Senior Management 25 Van A. Dukeman, became President and Chief Executive Officer of First Busey Corp. in August 2007, when Main Street Trust merged with First Busey. Mr. Dukeman had been Main Street Trust’s Chief Executive Officer (and its predecessor company BankIllinois Financial) since 1999. He was the President & COO of BankIllinois Financial from 1994-1999. Mr. Dukeman began his career in commercial banking in Houston, Texas, later returning to Illinois. Mr. Dukeman received his undergraduate degree from the University of Illinois and his MBA from the University of St. Thomas. He also holds the Chartered Financial Analyst (CFA) designation. Mr. Dukeman has been involved in several charitable organizations, including serving as the Chairman of the local United Way board, Chairman of Millikin University board of trustees, a private liberal arts college, Chairman of the Carle Foundation board of trustees, a large health care system headquartered in Urbana, Illinois, and on the board of the American German Shepherd Dog Charitable Foundation, which funds research projects dedicated to improving the health of German Shepherds. Van Dukeman President & CEO Robin Elliott EVP, COO & CFO Robin N. Elliott has been the Chief Financial Officer and Chief Operating Officer at First Busey Corporation since January 1, 2014 and February 22, 2016, respectively, and serves as Executive Vice President. Has served as Director of Business Banking Group at Busey Bank and led the successful growth effort to significantly expand its small business loan portfolio. He joined Busey in 2006 and has served as an Executive Vice President and Director of Finance & Treasury at Busey Bank, prior to leading its Business Banking Group. Prior to joining Busey Bank, he worked for various national accounting firms, including Ernst & Young. Mr. Elliott earned his executive MBA from Northwestern University's Kellogg School of Management. Mr. Elliott is a Certified Public Accountant and received his Undergraduate Degree from Indiana University's Kelley School of Business and has a Master's in Accountancy from the University of Illinois. Robert Plecki EVP & Chief Credit Officer Robert F. Plecki, Jr. has been with First Busey since 1982 and has served as Chief Credit Officer of First Busey since March 2010. Mr. Plecki previously served as President & Chief Executive Officer of Busey Wealth Management from October 2013 until February 2016 and Chief Operating Officer of First Busey from October 2012 until February 2016. Prior to March 2010, he had served as Executive Vice President of our southwest Florida market since early 2009. Prior to that, he served as Executive Vice President of our Champaign-Urbana market following First Busey’s merger with Main Street Trust in 2007, and, prior to the merger, had served as President of Main Street Bank & Trust Retail Banking since 2004. Mr. Plecki graduated from Illinois State University and received his executive MBA from the University of Illinois.

Selected Consolidated Financial Info and Non-GAAP Financials

The following selected financial data, adjusted to reflect the Reverse Stock Split, as of year-end and for each of the three years in the period ended December 31, 2016, have been derived from First Busey's audited Consolidated Financial Statements and the results of operations for each period. This financial data should be read in conjunction with the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements included in the Company's Form 10-K for the year ended December 31, 2016.

	2016	2015	2014
	(dollars in thousands, except per share data)		
Balance Sheet Items			
Securities available for sale	$ 759,811	$ 834,838	$ 759,065
Securities held to maturity	47,820	49,832	2,373
Loans held for sale	256,319	9,351	10,400
Gross portfolio loans	3,878,900	2,627,739	2,405,290
Allowance for loan losses	47,795	47,487	47,453
Total assets	5,425,170	3,998,976	3,665,607
Tangible assets[1]	5,303,894	3,966,034	3,638,234
Total deposits	4,374,298	3,289,106	2,900,848
Short-term debt[2]	264,157	172,972	198,893
Long-term debt	80,000	80,000	50,000
Junior subordinated debt owed to unconsolidated trusts	70,868	55,000	55,000
Stockholders' equity	594,314	373,186	433,639
Common stockholders' equity	594,314	373,186	360,975
Tangible common stockholders' equity[3]	480,415	343,211	336,271
Results of Operations			
Interest income	$ 164,889	$ 118,022	$ 108,075
Interest expense	10,229	6,207	6,499
Net interest income	154,660	111,815	101,576
Provision for loan losses	5,550	1,600	2,000
Net income available for common stockholders	49,694	38,306	32,047
Per Share Data			
Diluted earnings	$ 1.4	$ 1.32	$ 1.1
Cash dividends	0.68	0.62	0.57
Book value[4]	15.54	13.01	12.47
Tangible book value[5]	12.37	11.86	11.52
Closing stock price	30.78	20.63	19.53
Other Information			
Return on average assets	1.00 %	0.98 %	0.91 %
Return on average common equity	9.59 %	10.41 %	9.11 %
Net interest margin[6]	3.42 %	3.10 %	3.15 %
Equity to assets ratio[7]	10.42 %	9.39 %	9.94 %
Dividend payout ratio[8]	48.57 %	46.97 %	51.82 %

[1] Total assets less goodwill and intangible assets.
[2] Includes federal funds purchased, securities sold under agreements to repurchase, and short-term borrowings.
[3] Common equity less tax effected goodwill and intangible assets.
[4] Total common equity divided by shares outstanding as of period end.
[5] Total common equity less goodwill and intangible assets divided by shares outstanding as of period end.
[6] Tax-equivalent net interest income divided by average earning assets.
[7] Average common equity divided by average total assets.
[8] Ratio calculated using only common stock.

26

Busey